Exhibit 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Xos, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 16th day of November, 2022.

Date: November 16, 2022

Aljomaih Automotive Co.

/s/ Nidal Ismail
Name:	Nidal Ismail
Title:	Chief Financial Officer

Aljomaih Holding Co.

/s/ Ibrahim M. Aljomaih
Name:	Ibrahim M. Aljomaih
Title:	Vice Chairman & Managing Director